                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000.

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission file number 000-26076

       SINCLAIR BROADCAST GROUP, INC. 401(K) PROFIT SHARING PLAN AND TRUST
                              (Full title of Plan)

                         SINCLAIR BROADCAST GROUP, INC.
                              10706 BEAVER DAM ROAD
                             COCKEYSVILLE, MD 21030
           (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

SINCLAIR BROADCAST GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of Sinclair Broadcast Group, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Baltimore, Maryland
June 15, 2001

SINCLAIR BROADCAST GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST


TABLE OF CONTENTS


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  As of December 31, 2000 and 1999                                           1

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  For the years ended December 31, 2000 and 1999                             2

NOTES TO FINANCIAL STATEMENTS
  December 31, 2000 and 1999                                                 3

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
  As of December 31, 2000                                                    7


SINCLAIR BROADCAST GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2000 AND 1999


                                                              2000               1999
                                                        --------------      -------------
ASSETS:
  Investments, at market value (participant
  directed)-
    Legg Mason High Yield Portfolio                     $    2,296,329      $   2,807,209
    Legg Mason Investment Grade Income Fund                  1,902,406          1,963,193
    Legg Mason Special Investment Trust                      9,058,854         10,698,382
    Legg Mason Total Return Trust                            4,026,210          4,555,526
    Legg Mason U.S. Government Portfolio                     1,189,314          1,077,064
    Legg Mason U.S. Government Money Market Portfolio        2,090,607          2,210,893
    Legg Mason Value Trust                                  13,450,022         16,043,951
    Putnam International Growth Fund                         6,684,076          7,367,602
    Putnam New Opportunities Fund                            9,279,096         12,348,666
                                                        --------------      -------------
                                                            49,976,914         59,072,486
  Sinclair Broadcast Group, Inc. common stock, at
  market                                                     2,076,954          1,278,047
  Cash equivalents                                             190,911             67,427
  Loans to participants                                      1,890,682          1,776,072
  Receivables-
    Employee contributions                                          --            207,902
    Employer contributions                                   1,446,887          1,437,635
                                                        --------------      -------------
Net assets available for plan benefits                  $   55,582,348      $  63,839,569
                                                        ==============      =============


The accompanying notes are an integral part of these statements.

SINCLAIR BROADCAST GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                             2000               1999
                                                        -------------       ------------
ADDITIONS:
  Contributions-
    Employee                                            $   6,518,987       $  6,621,564
    Employer                                                1,446,887          1,437,635
    Rollover                                                  759,088          9,340,337
  Investment income-
    Interest and dividend                                   6,165,931          4,018,657
    Net realized and unrealized (loss) gain               (12,812,133)         7,884,860
                                                        -------------       ------------
Total additions                                             2,078,760         29,303,053
                                                        -------------       ------------
DEDUCTIONS:
  Benefit payments                                         10,329,256          6,030,782
  Administrative expenses                                       6,725             39,578
                                                        -------------       ------------
Total deductions                                           10,335,981          6,070,360
                                                        -------------       ------------
NET (DECREASE) INCREASE                                    (8,257,221)        23,232,693
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                        63,839,569         40,606,876
                                                        -------------       ------------
  End of year                                           $  55,582,348       $ 63,839,569
                                                        =============       ============



The accompanying notes are an integral part of these statements.

SINCLAIR BROADCAST GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2000 AND 1999


1.  PLAN DESCRIPTION:

The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the
Plan) was established effective January 1, 1989. The Plan is a participatory defined contribution plan covering substantially all employees of Sinclair Broadcast Group, Inc. (the Company) who have completed one year of credited service (1,000 hours) and are at least twenty-one years of age. Under the provisions of the Plan, the Company may make discretionary matching contributions. Matching contributions have historically equaled 50 percent of the amount of the participant's salary reduction, up to a total of 2 percent of the participant's eligible compensation. The December 31, 2000 and 1999 employer contributions include a receivable that was funded subsequent to the Plan's year-end with the Company's common stock. The Company may also make additional discretionary contributions each year. There were no additional discretionary contributions during 2000 or 1999. During 1999, the Company acquired several companies, and certain employees of those companies acquired, rolled over their benefit plan account balances into the Plan.

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and their pro rata share of earnings on invested assets of the trust funds. Participants may direct contributions in any of nine investment options. Participants are fully vested in their salary reduction amounts contributed to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20 percent vested in all other amounts credited to their account after two years of service, 40 percent vested after three years of service, 60 percent vested after four years of service, 80 percent vested after five years of service and are fully vested after six years of service. Amounts forfeited by nonvested participants who have terminated employment are used to reduce future Company contributions. Unallocated forfeitures relating to the Plan approximated $114,000 and $67,000 for the years ended December 31, 2000 and 1999, respectively.

Participants may elect one of several methods to receive their vested benefits including (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime, (b) the purchase of a life annuity, (c) equal installments over a period of not more than the participant's assumed life expectancy (or participant's and participant's beneficiary's assumed life expectancy) at the time of distribution, or (d) a lump sum distribution. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

In addition, participants may borrow the lesser of $50,000 or one-half of their vested balance, with interest charged based on the prime rate at the time of borrowing. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.

In 1998, an amendment to the Plan was adopted which allows in-service distributions of salary deferred contributions upon attainment of age 59 1/2. Additionally, the amendment allows the withdrawal of after-tax and rollover contributions at any time.

In July 1999, the Company completed the acquisition of certain assets of Guy Gannett television broadcasting stations. In conjunction with this purchase, the assets of the Guy Gannett 401(k) were transferred into the Plan effective November 16, 1999. All employees eligible to participate in the Guy Gannett 401(k) were automatically eligible to participate in the Plan.

Effective October 1, 1999, the recordkeeping function was transferred from EMJAY Corporation to Financial Administrative Services Corporation (FASCORP) and the Plan was amended to increase participant deferrals up to a maximum of 20 percent of their eligible compensation.

In December 1999, the Company completed the sale of the majority of its radio division and during 2000, the Company sold its remaining radio stations. As of December 31, 1999, plan assets related to radio employees had not been transferred out of the Plan. However, during 2000, certain plan assets were withdrawn by employees of the radio division and these withdrawals are reflected as benefit payments in the statement of changes in net assets available for plan benefits. As a result of the sale of the Company's radio division, the employees in those radio stations became fully vested in their employer contributions.

2. SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF FINANCIAL PRESENTATION

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses of the Plan are borne by the Company.

INCOME TAX STATUS

The Plan received a favorable determination letter dated March 26, 1996. This letter certifies that under its present form, the Plan is currently designed in compliance with the applicable requirements of the Internal Revenue Code. Although the plan has been amended since March 26, 1996, management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan is qualified for tax-exempt status, and the related trust was qualified as of the financial statement dates.

INVESTMENTS

Investments are stated at market value. As of December 31, 2000 and 1999, all investments of the Plan were held by Legg Mason Trust, fsb (the Trustee), and are invested with Legg Mason Wood Walker Incorporated (Legg Mason) and Putnam Investments.

The accompanying supplemental schedule of assets held for investment purposes represents a detailed listing of investments held by the Plan as of December 31, 2000.

During 2000, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, declined in value by $12,812,133, as follows:

Legg Mason High Yield Portfolio                                    $     (958,463)
Legg Mason Investment Grade Income Fund                                    35,049
Legg Mason Special Investment Trust                                    (1,617,203)
Legg Mason Total Return Trust                                            (340,826)
Legg Mason U.S. Government Portfolio                                       38,346
Legg Mason Value Trust                                                 (3,967,399)
Putnam International Growth Fund                                       (1,197,145)
Putnam New Opportunities Fund                                          (4,691,343)
Sinclair Broadcast Group, Inc. common stock                              (113,149)
                                                                   ---------------
                                                                   $  (12,812,133)
                                                                   ===============


USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.  NEW ACCOUNTING PRONOUNCEMENT:

The Accounting Standards Executive Committee issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," (SOP) which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the fiscal year ended December 31, 1999.

4.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants will become 100 percent vested in their accounts.

5. RECONCILIATION TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2000 and 1999, to the Form 5500:

                                                                2000              1999
                                                           --------------    --------------
Net assets available for plan benefits per the
financial statements                                       $   55,582,348    $   63,839,569
Less-   Employee receivables                                           --           207,902
        Employer receivables                                    1,446,887         1,437,635
        Other                                                          --             1,041
                                                           --------------    --------------
Net assets available for plan benefits per Form 5000       $   54,135,461    $   62,192,991
                                                           ==============    ==============

These reconciling items arise from the difference in the basis used to account for plan activity during the year. The Form 5500 is prepared on the cash basis and, therefore, does not record receivables due to the plan as of year-end.

                                                                      SCHEDULE I


SINCLAIR BROADCAST GROUP, INC.
401(k) PROFIT SHARING PLAN AND TRUST


SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000

           DESCRIPTION OF INVESTMENTS                                        MARKET
--------------------------------------------------------                ---------------
INVESTMENTS:
  Legg Mason High Yield Portfolio                                        $   2,296,329
  Legg Mason Investment Grade Income Fund                                    1,902,406
  Legg Mason Special Investment Trust                                        9,058,854
  Legg Mason Total Return Trust                                              4,026,210
  Legg Mason U.S. Government Portfolio                                       1,189,314
  Legg Mason U.S. Government Money Market Portfolio                          2,090,607
  Legg Mason Value Trust                                                    13,450,022
  Putnam International Growth Fund                                           6,684,076
  Putnam New Opportunities Fund                                              9,279,096
  Sinclair Broadcast Group, Inc. common stock                                2,076,954
Cash equivalents                                                               190,911
Loans to participants (with interest rates from 6.25% to 10.50%)             1,890,682
                                                                        ---------------
                                                                         $  54,135,461
                                                                        ===============



The accompanying notes are an integral part of these statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Sinclair Broadcast Group, Inc.
                                 401(k) Profit Sharing Plan

Date:  June 26, 2001             /s/ DAVID B. AMY
                                 ----------------
                                 David B. Amy
                                 Sinclair Broadcast Group, Inc.
                                 Plan Administrator